UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of September 2009

Commission File Number: 001-33911

RENESOLA LTD

No. 8 Baoqun Road, YaoZhuang

Jiashan, Zhejiang 314117

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐        No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-      N/A

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RENESOLA LTD

By:	/S/ XIANSHOU LI
Name:	Xianshou Li
Title:	Chief Executive Officer

Date: September 30, 2009

Exhibit Index

Exhibit No.	Description

99.1	Press release regarding pricing of follow-on offering

Exhibit 99.1

ReneSola Announces Pricing of Follow-on Public Offering of 15,500,000 American Depositary Shares

JIASHAN, China, September 30, 2009 – ReneSola Ltd (“ReneSola” or the “Company”) (NYSE: SOL) (AIM: SOLA), a vertically integrated Chinese manufacturer of solar products, announced today that its follow-on public offering of 15,500,000 American depositary shares, or ADSs, each representing two shares of no par value in the Company, was priced at $4.75 per ADS. The offering is expected to close on October 5, 2009. ReneSola has granted the underwriters a 30-day option to purchase up to an additional 2,325,000 ADSs.

ReneSola intends to use the net proceeds from the offering for general corporate purposes, including capital expenditures, working capital, and repurchases and redemptions of its U.S. dollar settled 1% convertible bonds due 2012, of which $99.0 million in aggregate principal amount was outstanding as of June 30, 2009. ReneSola may repurchase its convertible bonds through tender offers, open market purchases, negotiated transactions or otherwise. The Company’s management will retain broad discretion over the use of proceeds, and the Company may ultimately use the proceeds for different purposes.

Credit Suisse Securities (USA) LLC and UBS AG are joint bookrunners for the offering, and Lazard Capital Markets LLC is a co-manager for the offering.

This offering is being made under ReneSola’s “shelf” registration statement on Form F-3 filed with the Securities and Exchange Commission on June 25, 2009. This press release does not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities, in any jurisdiction in which such offer, solicitation or sale would be unlawful. The Company’s registration statement on Form F-3 and preliminary prospectus supplement are available from the SEC website at: http://www.sec.gov.

Copies of the final prospectus supplement and the accompanying prospectus, when available, may be obtained by contacting Credit Suisse Securities (USA) LLC, Eleven Madison Avenue, New York, New York 10010-3629, U.S.A., or by telephone at 1-800-221-1037, or contacting UBS Investment Bank, Prospectus Department, 299 Park Avenue, New York, NY 10171, U.S.A., or by telephone at 1-877-827-6444 ext. 561-3884.

About ReneSola

ReneSola Ltd (“ReneSola”) is a leading Chinese manufacturer of solar products based in China. Capitalizing on proprietary technologies and technical know-how, ReneSola’s vertically integrated manufacturing capabilities include virgin polysilicon, monocrystalline and multicrystalline solar wafers, solar cells and solar modules. ReneSola possesses a global network of suppliers and customers that include some of the leading global manufacturers of solar cells and modules. ReneSola’s shares are currently traded on the New York Stock Exchange (NYSE: SOL) and the AIM of the London Stock Exchange (AIM: SOLA).

Safe Harbor Statement

This press release contains statements, including statements related to the offering and the expected use of proceeds, that constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995.

Whenever you read a statement that is not simply a statement of historical fact (such as when we describe what we “believe,” “expect” or “anticipate” will occur, what “will” or “could” happen, and other similar statements), you must remember that our expectations may not be correct, even though we believe that they are reasonable. We do not guarantee that the forward-looking statements will happen as described or that they will happen at all. Further information regarding risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements is included in our filings with the U.S. Securities and Exchange Commission, including our annual report on Form 20-F. We undertake no obligation, beyond that required by law, to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made, even though our situation may change in the future.

For investor and media inquiries, please contact:

In China:

Ms. Julia Xu

ReneSola Ltd

Tel: +86-573-8477-3372

Email: julia.xu@renesola.com

Mr. Derek Mitchell

Ogilvy Financial, Beijing

Tel: +86-10-8520-6284

Email: derek.mitchell@ogilvy.com

In the United States:

Ms. Jessica Barist Cohen

Ogilvy Financial, New York

Tel: +1-646-460-9989

Email: jessica.cohen@ogilvypr.com

In the United Kingdom:

Mr. Tim Feather / Mr. Richard Baty

Hanson Westhouse Limited, London

Tel: +44-20-7601-6100

Email:	tim.feather@hansonwesthouse.com
richard.baty@hansonwesthouse.com

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